UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2018

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

10 Nissim Aloni St.

Tel-Aviv, Israel 6291924

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Sale of Remaining Interest in Publicly Traded U.S. Investee

On July 26, 2018, Gazit Globe Ltd. (“Gazit” or the “Company”) announced that on July 25, 2018, its subsidiaries had sold 5.6 million shares of common stock of Regency Centers Corporation (NYSE: REG) (“Regency”) at a price of $61.95 per share and total gross consideration of approximately $347 million (NIS 1.27 billion).

This sale is in addition to the Company’s subsidiaries’ sales in June and July 2018 of approximately 2.5 million shares of Regency common stock, thereby bringing the total gross consideration received from all sales (including that of July 25, 2018) to approximately $502 million (NIS 1.83 billion), in the aggregate.

As a result of these sales, Gazit has disposed its remaining interest in Regency.

Increase of Debenture Repurchase Program

On July 24, 2018 the Company's Board of Directors resolved to increase the current program for the repurchase of Company debentures (which program has been in place since April 1, 2018) by NIS 250 million, to a total repurchase amount of up to NIS 500 million. As of the current time, the Company has repurchased debentures in an amount of NIS 228 million under the program.

A copy of the press release describing both the disposition of the Company’s remaining interest in Regency and the expansion of the Company’s debenture repurchase program is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”).

Forward Looking Statements

This Form 6-K (including the exhibit hereto) may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: July 26, 2018	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

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Exhibit Index

Exhibit No.	Description
99.1	Press release issued by Gazit-Globe Ltd. on July 26, 2018

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